Exhibit 11

W.W. Grainger, Inc. and Subsidiaries

COMPUTATIONS OF EARNINGS PER SHARE

	Three Months Ended March 31,
BASIC:	2006	2005

Weighted average number of shares outstanding	89,637,735	90,395,437

Net earnings	$ 86,233,000	$ 72,792,000

Earnings per share	$ 0.96	$ 0.81

DILUTED:

Weighted average number of shares outstanding	89,637,735	90,395,437

Potential Shares:

Shares issuable under outstanding common stock equivalents	9,271,853	9,789,206

Shares which could have been purchased using
the proceeds from common stock equivalents exercised, based on the average market value for the period	(6,491,916)	(7,767,537)

	2,779,937	2,021,669

Dilutive effect of exercised options prior to being exercised	67,029	42,987

	2,846,966	2,064,656

Adjusted weighted average number of shares
outstanding	92,484,701	92,460,093

Net earnings	$ 86,233,000	$ 72,792,000

Earnings per share	$ 0.93	$ 0.79